Calculation of Filing Fee Tables

FORM SC TO-I/A
(Form Type)

Princeton Everest Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$0(1)	$138.10	$0
Fees Previously Paid	$6,968,826.07	$153.10	$1,066.93
Total Transaction Value	$6,968,826.07 (1)
Total Fees Due for Filing			$1,066.93
Total Fees Previously Paid			$1,066.93
Total Fee Offsets			-
Net Fee Due			$0.00

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $1,066.93 was paid in connection with the filing of the Schedule TO-I by Princeton Everest Fund (File No. 005-90120) on June 20, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

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